BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in compliance with Rule CVM No. 358/02, as amended, and further to the Material Fact Notice published on May 30, 2019, BRF S.A. ("Company") hereby informs its shareholders and the market in general that the management of both the Company and Marfrig Global Foods S.A. ("Marfrig") mutually agreed, on this date, to end the negotiations of a potential business combination between the two companies.

The companies’ decision stems from the fact that the parties were unable to reach an agreement on the terms and conditions related to the governance that would govern the combined company, had the transaction occurred.

The Company hereby informs that, despite the end of the negotiations, the commercial relationship between the Company and Marfrig will remain unchanged and that there will be no modifications to the practices, conditions and terms set forth in the existing agreements entered into by both parties.

The Company's administration reinforces its commitment to implement the Strategic Plan guidelines and to continue evaluating business opportunities that may generate value for its shareholders.

São Paulo, July 11, 2019

Lorival Nogueira Luz Jr.

Chief Executive Officer,

Chief Financial and Investor Relations Officer (interim)